VIA FAX AND EDGAR
October 19, 2009
Eric C. McPhee, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549
Re:	Ramco-Gershenson Properties Trust Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarter ended June 30, 2009 File No. 001-10093
Dear Mr. McPhee:
We are responding to comments set forth in your letter dated October 2, 2009 regarding your review of the above referenced Form 10-K and Form 10-Q (File No. 001-10093). The numbered responses below correspond to the numbered comments in your letter, with the staff’s comments repeated in italics for ease of reference.
Form 10-K for the year ended December 31, 2008
Item 9A. Controls and Procedures, page 42
1.	You disclose that in designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the design control objectives. You also disclose that management’s conclusion was that such disclosure controls and procedures were effective as of December 31, 2008. Since you note that the disclosure controls and procedures are designed to provide only reasonable assurance, please confirm to us and in future filings disclose, if true, that the disclosure controls and procedures were effective “at the reasonable assurance level.”
Response:
As of December 31, 2008, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon such evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2008. In future filings the

Company will disclose, if true, that the disclosure controls and procedures were effective “at the reasonable assurance level.”
Liquidity and Capital Resources, page 34
2.	Please provide us with a discussion of your distributions for each period in comparison to the cash flows from operating activities for each respective period as reported in the statements of cash flows. If the cash flows from operating activities were insufficient to pay the distributions for any period, tell us the dollar amount of the deficiency and the alternative sources of cash used to fund the distributions. Alternative sources would include such items as bank borrowings, proceeds from real estate sales, etc. Also, please provide this disclosure in future filings.
Response:
Distributions paid by the Company are funded from cash flows from operating activities. To the extent that cash flows from operating activities were insufficient to pay total distributions for any period, alternative funding sources are used as shown in the following table. Examples of alternative funding sources may include proceeds from sales of real estate assets and bank borrowings. In future filings the Company will disclose the amount of the deficiency and the alternative sources of cash used to fund the distributions.

	Year Ended December 31,
	2008	2007	2006
Cash provided by operating activities	$26,998	$85,988	$46,785

Cash distributions to common shareholders	$(34,150)	$(32,156)	$(29,737)
Cash distributions to operating partnership unit holders	(6,059)	(5,360)	(5,214)
Cash dividends paid on preferred shares	—	(4,810)	(6,655)
Cash dividends paid on restricted stock	(188)	—	—
Distributions to minority partners	(53)	(121)	(88)

Total distributions	(40,450)	(42,447)	(41,694)

Surplus (deficiency)	$(13,452)	$43,541	$5,091

Alternative sources of funding for distributions:
Proceeds from sales of real estate assets	$52,132	n/a	n/a
Proceeds from sale of property to joint ventures	22,137	n/a	n/a

Total sources of alternative funding for distributions	$74,269	n/a	n/a

n/a — Not applicable

Consolidated Statements of Cash Flows, page F-6
3.	We note that the Distributions received from unconsolidated entities, recognized as cash flows from operating activities, significantly exceed Earnings from unconsolidated entities for the years ended December 31, 2008 and 2007, respectively. Please tell us how you determined that the entire amount of these distributions represented operating cash flows. Refer to SFAS 95.
Response:
To determine if the entire amount of distributions received from unconsolidated entities should be recognized as cash flows from operating activities, the Company added back its share of the unconsolidated entities depreciation and bad debt expense to the earnings from unconsolidated entities. The following table presents the operating cash flows from our unconsolidated entities:

	Year Ended December 31,
	2008	2007
Distributions received from unconsolidated entities recognized as cash provided by operating activities	$3,966	$7,270

Earnings from unconsolidated entities	2,506	2,496
Add the Company’s share of unconsolidated entities depreciation and bad debt expense	6,740	4,791

	$9,246	$7,287

Accounting for the Impairment of Long-Lived Assets and Equity Instruments, page F-8
4.	Please tell us whether you considered the significant economic downturn during 2008 a triggering event for impairment testing for all of your real estate properties under SFAS 144, particularly in light of your asset concentrations in Michigan and Florida. If not, please tell us why you would not consider this a triggering event, and tell us if the assets not tested during 2008 have been subsequently tested for impairment during 2009.
Response:
The economic performance and value of the Company’s real estate assets are subject to all the risks associated with owning and operating real estate, including risks related to adverse changes in national, regional and local economics and market conditions all of which may have a negative effect on our business and operations. Our current properties are located in 13 states in the Midwestern, Southeastern and Mid-Atlantic regions of the United States. The Company is aware that a significant economic downturn may be a triggering event that could result in an impairment loss at our properties.
The Company reviews for impairment of long-lived assets whenever events or changes in circumstances indicate the carrying amount of these assets might not be recoverable. The significant economic downturn during 2008 was one of several factors we considered in determining when impairment testing was necessary. We believe that one of the key indicators of the impact of the economic downturn on the value of our real estate properties is occupancy rates. We consider a drop in occupancy rate at a property to 70% or below as a triggering event for impairment testing. The Company reviews other factors, including geographic location, tenant sales and net operating income of the property as other possible triggering events. Impairment testing was performed on a quarterly basis during 2008 whenever occupancy at a property fell to 70% or below. When the Company determines that impairment testing is appropriate pertinent data is gathered from various parties throughout the Company, including leasing, asset management and property management. Certain assumptions are determined, such as vacancy, capitalization rate and estimated selling expense that are used to develop a multi-year cash flow model. If the results depicted an asset may be impaired, additional procedures are employed to determine if an impairment loss should be recognized to reduce the carrying amount to the estimated fair value of the property. During 2008 and to date through 2009, we have reviewed all properties for possible triggering events, and if necessary, performed additional testing for all of our properties.
5.	Please separately address if you assessed the recoverability of the costs incurred on real estate projects under development and projects in the pre-development phase. Please discuss each project individually and tell us how you considered rental demand. Please see SFAS 67 and SFAS 144 for reference.

Response:
At December 31, 2008, the Company had six projects in various stages of development and pre-development.

		Cost
Project	Activity	To Date
Parkway Shops Jacksonville, FL	Land and entitlement costs	$11,300
Gateway Commons Lakeland , FL	Land and entitlement costs	13,800
Northpoint Towne Center Jackson, MI	Land option and entitlement costs	1,100
The Towne Center at Aquia Aquia, VA	Mixed use center Demolition, entitlement and infrastructure completed Phase I — completed (mixed use office and retail) Additional mixed use to be built when leasing demands justify expenditures	58,200
Hartland Towne Square	Retail shopping center	18,200
Hartland Twp., MI	Large retail store has built on property Several outlot sales have been completed and others are in process
Rossford Pointe	Retail shopping center	6,300
Rossford, OH	Construction in process at December 31, 2008 Moved out of Development to an operating property in 2009
On a quarterly basis, the Company determines whether the carrying amount of the individual development or predevelopment project requires recognition of an impairment loss. Pertinent data is gathered from various parties throughout the Company including leasing, asset management and development. Certain assumptions are determined, such as development costs, leasing up of the center and capitalization rate that are used to develop a multi-year cash flow model. If the results depict a project may be impaired, additional procedures are employed to determine if an impairment loss should be recognized to reduce the carrying amount to the estimated fair value of the project. During 2008 and to date through 2009, we have reviewed all development and predevelopment projects for possible impairment loss.
It is the Company’s policy to option land or acquire property for development only after major tenants have expressed a desire to become part of the proposed shopping center. After acquisition of land, obtaining the required permits, securing construction financing and commitments have been executed for a majority of anchor and in-line tenants at the development, vertical construction at the shopping center will commence, thus, reducing significant risk, including the risk of unoccupied spaces at a newly developed property.
Dispositions, page F-14
6.	We note your discussion of your dispositions in 2008 on page F-14 and your disclosure of the amounts of Proceeds from sales of real estate and Proceeds from sale of property to joint ventures on your statement of cash flows for 2008. Please tell us the purchase prices for the 2008 sales and reconcile them to the amounts of cash proceeds disclosed on the statement of cash flows.
Response:
The following table presents the sales prices for the Company’s 2008 sales and reconciles them to proceeds from the sale of real estate assets and proceeds from the sale of property to joint ventures on the consolidated statements of cash flows for 2008 (in thousands):

	Sales	Assumption	Credits/	Net
Property sales	Price	of Debt	(Costs)	Proceeds

Plaza at Delray Shopping Center	$71,800	$(43,250)	$(6,413)	$22,137
Mission Bay Plaza	73,555	(40,500)	400	33,455
Highland Square Shopping Center	9,275	—	(118)	9,157
Hartland land sale	5,400	—	251	5,651
Various outlots and land parcels	3,980	—	(111)	3,869

	$164,010	$(83,750)	$(5,991)	$74,269

Proceeds from sale of real estate assets and sales of property to joint ventures from statement of cash flows				$74,269

The “Proceeds from the sale of property to joint ventures” line item in the 2008 Statement of Cash Flows should have included $33,455 of proceeds related to the sale of our Mission Bay shopping center to a joint venture that was sold in December 2007. In January 2008, the Company received the proceeds, but inadvertently included the receipt in the “Proceeds from sales of real estate assets” line item in the Cash Flow statement. Net cash provided by investing activities is correct, as reported in the financial statements and the Company believes that this misclassification is not material to an investor. In future filings, the

Company will include all proceeds from property sales in the Statement of Cash Flows in just one line item, entitled “Proceeds from the sale of real estate assets.”
Form 10-Q for the quarterly period ended June 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
7.	We note your disclosure on page 29 of your Form 10-K for the year ended December 31, 2008 that there was a decrease in minimum rents due to the bankruptcy of a certain national retailer in 2008 that closed at one of your centers. You also disclose on page 22 of your Form 10-Q for the quarter ended June 30, 2009 that the decrease in minimum rents was primarily attributable to the current challenging economic environment resulting in an increased number of tenant bankruptcies, including Circuit City and Linens ‘n Things, as well as the vacancy of a major tenant at one your shopping centers in January 2009. In future filings please expand your disclosure to include a more detailed discussion of the effects of these bankruptcies and vacancies and your expectations for the future. Please discuss the impact on your accounts receivable and your allowance for doubtful accounts, if any. Please provide us with your proposed disclosure.
Response:
In future filings we will expand our disclosure to include a more detailed discussion of the effects of bankruptcies and vacancies on minimum rents, accounts receivable and allowance for doubtful accounts. A revised discussion of the decrease in minimum rents for the six months ended June 30, 2009 is as follows:
The decrease in Same Center minimum rents was primarily attributable to the current challenging economic environment resulting in a decrease in minimum rent related to tenant vacancies of $622 and bankruptcies of $568, offset by an increase of $190 due to increased rental rates on new or renewal leases.
Bankruptcies impact our allowance for doubtful accounts and the related bad debt expense at the time the tenant files for bankruptcy protection. When tenants are in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims and adjusts the allowance for doubtful accounts to the appropriate estimated amount. For the six months ended June 30, 2009, there was no material adjustments made to the allowance for doubtful accounts due to bankruptcies.

Comparison of Six Months Ended June 30, 2009 to Six Months Ended June 30, 2008, page 25
8.	Please tell us what is included in Other miscellaneous income of $183,000.
Response:
Other miscellaneous income increased $183,000 for the six months ended June 30, 2009, compared to the same period in the prior year. The components of other miscellaneous income for the six months ended June 30, 2009 and 2008, respectively, are as follows:

	Six Months Ended
	June 30,		Increase
	2009	2008	(Decrease)
	(In thousands)

Retail Maintenance Services income	$317	$111	206
Miscellaneous tenant charges other than rent	34	57	(23)

Total	$351	$168	$183

Retail Maintenance Services is a wholly-owned entity that provides maintenance to shopping centers. The amounts included in the above table represents income for maintenance services billed to our joint venture properties.
Liquidity and Capital Resources, page 26
9.	Please provide us with, and revise your discussion in future filings to include, a quantitative discussion of amounts coming due within the next 12 months related to any contractual obligations, including debt and related interest, and how you will meet those liquidity needs. Additionally, when discussing the amounts of your credit facilities in future liquidity discussions, discuss the amounts outstanding and available under those credit facilities.
Response:
In future filings we will disclose the following discussion of amounts coming due within the next 12 months. Additionally, when discussing the amounts of our credit facilities in future liquidity discussions, we will include the outstanding and available amounts of our credit facilities.

Contractual Obligations
The following are our contractual cash obligations as of June 30, 2009 due within the next 12 months (dollars in thousands):

Mortgages and notes payable, principal	$213,352
Interest on mortgages and notes payable	18,644
Employment contracts	401
Capital leases	451
Operating leases	608
Unconditional construction cost obligations	26,804

Total contractual cash obligations	$260,260

We anticipate that the combination of cash on hand, cash provided from operating activities, the availability under our Credit Facility, our access to the capital markets and the sale of existing properties will satisfy our expected working capital requirements through at least the next 12 months. Although we believe that the combination of factors discussed above will provide sufficient liquidity, no such assurance can be given.
We have received commitments for a new secured credit facility totaling $250 million and a commitment to amend our secured revolving credit facility for The Towne Center at Aquia. The new secured credit facility is anticipated to close in the fourth quarter of 2009. We cannot give any assurance that the refinancing will ultimately occur or, if they do occur, that material terms of the refinancing will not change. The closing of the refinancing of our credit facilities is subject to the lenders’ due diligence investigation, to the receipt of satisfactory appraisals of shopping centers that will secure our obligations, to the negotiation and execution of definitive agreements and to other conditions.

As requested in your letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning these responses, please do not hesitate to contact me at (248) 592-6200, or by fax at (248) 592-6201.

Sincerely,
/s/ Richard J. Smith
Richard J. Smith,
Chief Financial Officer, Secretary

cc: Jessica Barberich, United States Securities and Exchange Commission